UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2014.

Commission File Number: 333-196065

Parnell Pharmaceuticals Holdings Ltd

Unit 4, Century Estate
476 Gardeners Road
Alexandria 2015 NSW
Australia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ x ]      Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

TABLE OF CONTENTS

PARNELL PHARMACEUTICALS HOLDINGS LTD

Form 6-K

1. Submission of Matters to a Vote of Security Holders

On November 25, 2014, the Company held its 2014 Annual General Meeting of Stockholders. Each proposal subject to a vote at the 2014 Annual General Meeting was described in detail in the Company's Notice of Annual General Meeting filed with the Securities Exchange Commission (SEC) on November 4, 2014. With respect to each of the proposals, the Company's stockholders voted as indicated below.

Re-election of Dr. Phyllis Gardner and David Greenwood as Directors of the Company: Stockholders re-elected each Director as follows:

	For	Against	Abstentions	Broker Non-Votes
Dr. Phyllis Gardner	10,441,316	1,220	1,000	2,840,186
	78.60%	0.01%	0.01%	21.38%
David Greenwood	10,441,316	1,220	1,000	2,840,186
	78.60%	0.01%	0.01%	21.38%

Re-appointment of the Company Auditor: Stockholders ratified the Audit Committee's appointment of PricewaterhouseCoopers as the Company's independent registered public accounting firm for fiscal year 2015.

For	Against	Abstentions	Broker Non-Votes
10,439,001	720	4,815	2,839,186
78.58%	0.01%	0.04%	21.37%

2. Change in Fiscal Year

On December 9, 2014, the Company issued a press release announcing a change in fiscal year end. A copy of the press release is attached as Exhibit 99.1 to this Current Report on Form 6-K and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Parnell Pharmaceuticals Holdings Ltd (Registrant)
Date: December 9, 2014	/s/ ROBERT JOSEPH Robert Joseph President and CEO